Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the Registration Statement No. 333-173254 on Form S-4 of our report dated April 1, 2011, relating to the consolidated statements of operations and cash flows of Domus Holdings Corp. and subsidiaries and Realogy Corporation and subsidiaries and the consolidated statement of equity (deficit) of Domus Holdings Corp. and subsidiaries for the year ended December 31, 2008 (which report expresses an unqualified opinion and includes explanatory paragraph relating to the manner in which noncontrolling interests are identified, presented and disclosed), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 17, 2011